U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd.

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Tantech Holdings Ltd announces the appointment of new Chief Financial Officer

On May 3, 2016, the board of directors of the Tantech Holdings Ltd. (the “Company”) appointed Mr. Jing Jin, the Chief Financial Officer of the Company, to replace Mr. Qingsong Dong, who was appointed the Acting Chief Financial Officer of the Company on February 2, 2016.

Mr. Jing Jin is a certified public accountant registered in the State of New Hampshire and has more than 8 years of experience in senior finance positions. Most recently, Mr. Jin served as Senior Consultant for a Chinese consultant firm responsible for M&A transaction deals. Prior to that, Mr. Jin served as Senior Financial Advisor for a Canadian consultant firm. Mr. Jin has been a guest lecturer at Shanghai International Banking and Finance Institute, Shanghai University of Finance and Economics and a lecturer at Shanghai Golden Education Group since 2014. Mr. Jing Jin holds a Bachelor of Business Administration from Simon Fraser University and was enrolled in Canadian Securities Course offered by the Canadian Securities Institute.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang

Dated: May 6, 2016